Exhibit 12.1

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended September 30,			Year Ended December 31,
	2017	2016		2016	2015	2014	2013	2012
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$97,256	$5,468		$75,935	$103,756	$242,675	$105,006	$179,140
Fixed charges less capitalized interest and preferred dividends	165,239	162,788		216,318	229,458	239,844	231,934	242,357
Distributed income of equity investees	16,361	12,337		16,603	21,095	21,866	15,995	17,074
Equity in losses of equity investees for which charges arise from guarantees	—	—		—	(197)	(63)	(44)	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(376)	(108)		(127)	(152)	(273)	(3,069)	(3,729)
Total earnings	$278,480	$180,485		$308,729	$353,960	$504,049	$349,822	$434,842

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$165,239	$162,788		$216,318	$229,458	$239,844	$231,934	$242,357
Capitalized interest	1,676	1,553		2,302	4,153	7,246	5,837	2,671
Preferred dividends (3)	33,669	33,669		44,892	44,892	44,892	59,529	68,197
Total combined fixed charges and preferred dividends	$200,584	$198,010		$263,512	$278,503	$291,982	$297,300	$313,225

Ratio of earnings to combined fixed charges and preferred dividends	1.39	—	(4)	1.17	1.27	1.73	1.18	1.39

(1)	The interest portion of rental expense is not calculated because the rental expense of the Company is not significant.

(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

(3)	Includes preferred distributions to the Company's partner in CW Joint Venture, LLC, through September 2013 when the outstanding perpetual preferred joint venture units were redeemed.

(4)	Earnings were inadequate to cover combined fixed charges and preferred dividends for the nine months ended September 30, 2016 by $17,525.